                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*



                          DISCOVERY LABORATORIES, INC.
                          ----------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                  254668 10 6
                                  -----------
                                 (CUSIP Number)


                                 April 17, 1999
                                 --------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Scehedule is filed:

  [ ] Rule 13d-1(b)
  [X] Rule 13d-1(c)
  [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 Pages

                                  SCHEDULE 13G

-----------------------                                 ----------------------
CUSIP No. 254668 10 6                                     Page 2  of  7  Pages
-----------------------                                 ----------------------

------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        JOHNSON & JOHNSON                                           22-1024240
------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (a)
                                                                           / /
                                                                           (b)
                                                                           / /
-------------------------------------------------------------------------------
3 SEC USE ONLY
-------------------------------------------------------------------------------
4 CITIZENSHIP OR PLACE OF ORGANIZATION
     NEW JERSEY
-------------------------------------------------------------------------------
  NUMBER OF  5 SOLE VOTING POWER
   SHARES
BENEFICIALLY           -0-
  OWNED BY
    EACH
 REPORTING
  PERSON
   WITH
            -------------------------------------------------------------------
              6 SHARED VOTING POWER
                 1,289,373 (includes the right to acquire 1,083,527 shares)(1)
            -------------------------------------------------------------------
              7 SOLE DISPOSITIVE POWER
                      -0-
            -------------------------------------------------------------------
              8 SHARED DISPOSITIVE POWER
                   1,289,373 (includes the right to acquire 1,083,527 shares)(1)
-------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,289,373 (includes the right to acquire 1,083,527 shares)(1)
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            / /
-------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          17.3% (includes the right to acquire 1,083,527 shares)(1)
-------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*
           CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Johnson & Johnson Development Corporation ("JJDC"), a wholly-owned subsidiary of Johnson & Johnson, owns 2,039 shares of Series C Preferred Stock ("Preferred Stock") of Discovery Laboratories, Inc. ("Discovery"). On and after June 16, 1999, such shares of Preferred Stock will be convertible, at the election of JJDC, into shares of Common Stock ("Common Stock") of Discovery. The number of shares of Common Stock into which each share of Preferred Stock will be convertible is based upon the liquidation value of the Preferred Stock and the market price of the Common Stock at the time of conversion. Applying the conversion ratio determined as of April 14, 1999, if the Preferred Stock had been convertible on such date, the 2,039 shares of Preferred Stock would have been convertible into 1,083,527 shares of Common Stock.


                                 2 of 7 Pages

                                  SCHEDULE 13G

-----------------------                                 ----------------------
CUSIP No. 254668 10 6                                     Page 3  of  7  Pages
-----------------------                                 ----------------------

------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        JOHNSON & JOHNSON DEVELOPMENT CORPORATION                   22-2007137
------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (a)
                                                                           / /
                                                                           (b)
                                                                           / /
-------------------------------------------------------------------------------
3 SEC USE ONLY
-------------------------------------------------------------------------------
4 CITIZENSHIP OR PLACE OF ORGANIZATION
     NEW JERSEY
-------------------------------------------------------------------------------
  NUMBER OF  5 SOLE VOTING POWER
   SHARES
BENEFICIALLY           -0-
  OWNED BY
    EACH
 REPORTING
  PERSON
   WITH
            -------------------------------------------------------------------
              6 SHARED VOTING POWER
                  1,289,373 (includes the right to acquire 1,083,527 shares)(1)
            -------------------------------------------------------------------
              7 SOLE DISPOSITIVE POWER
                 -0-
            -------------------------------------------------------------------
              8 SHARED DISPOSITIVE POWER
                  1,289,373 (includes the right to acquire 1,083,527 shares)(1)
-------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,289,373 (includes the right to acquire 1,083,527 shares)(1)
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            / /
-------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          17.3% (includes the right to acquire 1,083,527 shares)(1)
-------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*
           CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Johnson & Johnson Development Corporation ("JJDC"), a wholly-owned subsidiary of Johnson & Johnson, owns 2,039 shares of Series C Preferred Stock ("Preferred Stock") of Discovery Laboratories, Inc. ("Discovery"). On and after June 16, 1999, such shares of Preferred Stock will be convertible, at the election of JJDC, into shares of Common Stock ("Common Stock") of Discovery. The number of shares of Common Stock into which each share of Preferred Stock will be convertible is based upon the liquidation value of the Preferred Stock and the market price of the Common Stock at the time of conversion. Applying the conversion ratio determined as of April 14, 1999, if the Preferred Stock had been convertible on such date, the 2,039 shares of Preferred Stock would have been convertible into 1,083,527 shares of Common Stock.


                                 3 of 7 Pages

Item 1.   Name and Address of Issuer:

          Discovery Laboratories, Inc.
          350 South Main Street
          Suite 307
          Doylestown, PA 18901

Item 2.   (a) Name of Person Filing:

              Johnson & Johnson ("J&J")
              Johnson & Johnson Development corporation ("JJDC")

          (b) Address of Principal Business Office of J&J and JJDC:

              One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933

          (c) Place of Organization or Citizenship:

              J&J and JJDC are both New Jersey corporations

          (d) Title of Class of Securities:

              Common Stock, par value $0.001 per share

          (e) CUSIP Number:

              254668 10 6

Item 3.   This statement is filed pursuant to Rule 13d-1(c) by J&J and JJDC.

Item 4.   Ownership:

          (a) Amount Beneficially Owned by J&J and JJDC

                 J&J 1,289,373 (includes the right to acquire 1,083,527 shares)*
                 JJDC 1,289,373 (includes the right to acquire 1,083,527 shares)*

                              Page 4 of 7 Pages

          (b) Percent of Class:

                J&J 17.3% (includes the right to acquire 1,083,527 shares)*

                JJDC 17.3% (includes the right to acquire 1,083,527 shares)*

          (c) Number of Shares as to which the filing person has:

                (i)   sole power to vote or to direct the vote

                      J&J   0

                      JJDC  0

                (ii)  shared power to vote or to direct the vote

                      J&J 1,289,373 (includes the right to acquire 1,083,527 shares)*

                      JJDC 1,289,373 (includes the right to acquire 1,083,527 shares)*

                (iii) sole power to dispose or to direct the disposition of

                      J&J   0

                      JJDC  0

                (iv)  shared power to dispose or to direct the disposition of

                      J&J 1,289,373 (includes the right to acquire 1,083,527 shares)*

                      JJDC 1,289,373 (includes the right to acquire 1,083,527 shares)*


* JJDC, a wholly-owned subsidiary of J&J, owns 2,039 shares of Series C Preferred Stock ("Preferred Stock") of Discovery Laboratories, Inc. ("Discovery"). On and after June 16, 1999, such shares of Preferred Stock will be convertible, at the election of JJDC, into shares of Common Stock ("Common Stock") of Discovery. The number of shares of Common Stock into which each share of Preferred Stock will be convertible is based upon the liquidation value of the Preferred Stock and the market price of the Common Stock at the time of conversion. Applying the conversion ratio determined as of April 14, 1999, if the Preferred Stock had been convertible on such date, the 2,039 shares of Preferred Stock would have been convertible into 1,083,527 shares of Common Stock.



                              Page 5 of 7 Pages

Item 5.   Ownership of Five Percent or Less of a Class:

          Not applicable

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person:

          Not applicable

Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

          Not applicable

Item 8.   Identification and Classification of Members of the Group:

          Not applicable

Item 9.   Notice of Dissolution of Group:

          Not applicable

Item 10.  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                             Page 6 of 7 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                JOHNSON & JOHNS0N


                                                BY: /s/ Michael H. Ullmann
                                                    ----------------------
                                                Name:  Michael H. Ullmann
                                                Title: Secretary

Dated:  April 19, 1999




                                                JOHNSON & JOHNS0N DEVELOPMENT
                                                  CORPORATION



                                                BY: /s/ Michael H. Ullmann
                                                    ----------------------
                                                Name:  Michael H. Ullmann
                                                Title: Secretary

Dated:  April 19, 1999




                              Page 7 of 7 Pages